UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 29, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Lasater Ranch Controlled Subsidiary - Crowley, TX

On June 29, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Lasater Ranch Controlled Subsidiary”) for an initial purchase price of approximately $49,000, which is the initial stated value of our equity interest in a new investment round in the Lasater Ranch Controlled Subsidiary (the “Lasater Ranch Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Lasater Ranch Controlled Subsidiary, for an initial purchase price of approximately $440,700 (the “Lasater Ranch Interval Fund Investment” and, together with the Lasater Ranch Growth VII eREIT Investment, the “Lasater Ranch Investment”). The Lasater Ranch Controlled Subsidiary used the proceeds of the Lasater Ranch Investment to acquire two (2) single family homes in the planned Lasater Ranch subdivision generally located at Crowley Plover Rd and Horn St in Crowley, TX. We anticipate the Lasater Ranch Controlled Subsidiary, or one of our affiliates, will purchase up to forty eight (48) homes in the Lasater Ranch subdivision (the “Lasater Ranch Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Lasater Ranch Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Lasater Ranch Growth VII eREIT Investment and initial tranche of the two (2) single family homes occurred concurrently.

The Lasater Ranch Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Lasater Ranch Growth VII eREIT Investment, we have authority to manage the Lasater Ranch Controlled Subsidiary, including the Lasater Ranch Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Lasater Ranch Investment, paid directly by the Lasater Ranch Controlled Subsidiary.

The total purchase price for the Lasater Ranch Property is anticipated to be approximately $11,400,000, an average of approximately $237,500 per home. The Lasater Ranch Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately eleven (11) homes per month, with full delivery of the remaining forty eight (48) homes by October 2021.

The Lasater Ranch Property will have a mix of unit types and floorplans, ranging from 1,552 square foot, 3 bedroom, 2 bath homes to 2,252 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Lasater Ranch Property.

The following table contains underwriting assumptions for the Lasater Ranch Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Lasater Ranch Property	5.0%	3.4%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 6, 2021